Management Assertion
Uniform Single Attestation Program for Mortgage Bankers

As of and for the year ended December 31, 2005, New Century Mortgage Corporation has complied, in all material respects, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA), Uniform Single Attestation Program for Mortgage Bankers (USAP). As of and for this same period, New Century Mortgage Corporation had in effect a fidelity bond and an errors and omissions policy in the amounts of $45,000,000 and $20,000,000 respectively.

New Century Mortgage Corporation

/s/ Brad A. Morrice                                 3/15/06
Brad A. Morrice                                        Date
President and Chief Executive Officer

/s/ Patti M. Dodge                                  3/15/06
Patti M. Dodge                                           Date
EVP and Chief Financial Officer